Canterbury Information Technology, Inc.
          1600 Medford Plaza, Route 70 and Hartford Road
                   Medford, New Jersey  08055
                        (609) 953-0044

March 6, 2001

Dear Stockholder:

You are cordially invited to attend a Special Meeting of Stockholders of Canterbury Information Technology, Inc. to be held on April 6, 2001, at 9:00 a.m. (EST), at our corporate headquarters, 1600 Medford Plaza, Medford, New Jersey 08055.

At this meeting, you will be asked to consider and to vote upon a proposal to approve the name change of the Company to Canterbury
Consulting Group, Inc. by amending its Certificate of Incorporation. The Company believes that the name change to Canterbury Consulting Group, Inc. will better describe the Company's current and future business activities.

Enclosed you will find the following material:

1.  Proxy Statement
2.  Proxy Form and Return Envelope

Stockholders of record as of the close of business on February 9, 2001 (record date) are eligible to vote at this Special Meeting of Stockholders. Stockholders unable to attend the meeting in person are asked to vote, sign, date and promptly return the enclosed proxy in the enclosed self-addressed envelope, which does not require any United States postage. If you attend the meeting, you may revoke your proxy and vote in person.

       By order of the Board of Directors,

       By:/S/Jean Z. Pikus
          ----------------------------
          Jean Zwerlein Pikus
          Vice President and Secretary

The Company's annual report to the Securities and Exchange Commission on Form 10-K and other public filings such as interim financial statements, Proxy Statements and Annual Reports to Stockholders are available on the internet directly from the Securities and Exchange Commission's web site - www.sec.gov.

Also, these filings are available upon written request to Canterbury Investor Relations Department at the address listed below.